Exhibit 1



Sao Paulo, January 22, 2003

TO:   Sao Paulo Stock Exchange - BOVESPA

ATT:  Nelson Ortega
      Manager, Company Relations

RE:   Oficio/GAE/SAE 0072-03


Dear Sir,

As per the above-referenced legislation, we would like to clarify certain points with respect to an article published about Braskem S/A ("Braskem") in the Estado de Sao Paulo on January 21, 2003:

As disclosed in our quarterly filing document (ITR) for the third quarter 2002, and widely communicated to the market through ABAMEC presentations in Sao Paulo and Rio de Janeiro; on September 30, 2002 Braskem's net consolidated debt was R$7.7 billion (excluding the effects of the proportional consolidation effect of Braskem's equity stakes in Copesul S/A and Politeno S/A according to CVM Rule no. 247), with 71% of this total denominated in U.S. dollars. In the first nine months of 2002, EBITDA totaled R$921 million, compared to R$794 million in the same period in 2001. Braskem's EBITDA margin was 19% in September 2002 compared to 18% in September 2001, higher than the margins of its main peers in the petrochemical sector. Operating cash generation in the first nine months of 2002 totaled R$1.5 billion.

The quality of Braskem's assets, its strong cash generation and its superior operating performance have enabled the Company to maintain access to credit lines in Brazil and abroad with its primary business partners to ensure adequate funding of its operations.

Braskem maintains long term relationships with its business partners and has continuously met its commercial and financial obligations with them.

Braskem emphasizes that its commitments are met in accordance with RESPONSIBLE principles and that it has undertaken important initiatives in the areas of health, safety and environmental protection. Braskem's capital investment and maintenance policies are in line with international best practices and our assets are managed according to this philosophy and these principles. As disclosed in the above-referenced ITR filing document, Braskem's capital investments during the first nine months of 2002 totaled R$276 million, of which over R$200 million were directed toward modernizing and expanding the capacity of the Camacari Naphtha Cracker.

In closing, we would like to mention that Braskem upholds its commitment to best corporate governance practices with transparent disclosure of its operational information to the financial community. Braskem will be releasing its 2002 full-year earnings in the near future as part of its commitment to ongoing communication flow with the market.

Sincerely,


Paul Altit
Chief Financial Officer

cc:  Comissao de Valores Mobiliarios - CVM
     Company Relations Department